Exhibit 99.3

AUTOHOME INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ATHM)

Notice of Annual General Meeting

to be held on November 21, 2014

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Autohome Inc. (the “Company”) will be held at Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on November 21, 2014 at 2:00pm (local time), for the purposes of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

Mr. Xiang Li be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on October 27, 2014 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares, par value US$0.01 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.autohome.com.cn, or by writing to Edith Kwan, Investor Relations, Autohome Inc., 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China or by email to ir@autohome.com.cn.

By Order of the Board of Directors,
Autohome Inc.

/s/ Timothy Y. (Tim) Chen
Timothy Y. (Tim) Chen
Chairman

Beijing, November 3, 2014